AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821

April 3, 2007
Dear Limited Partner:

We are offering to purchase units in your partnership, Consolidated Capital Institutional Properties, for $335.00 per unit in cash. Our offer is being made pursuant to the enclosed Offer to Purchase and related Letter of Transmittal, which set forth all the terms and conditions of the offer. You should carefully review the Offer to Purchase, Letter of Transmittal and any other information available to you prior to making a decision whether or not to tender your units. The offer is scheduled to expire on May 1, 2007, unless otherwise extended. Our offer is not subject to any minimum number of units being tendered. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

As with any investment decision, there are advantages and disadvantages to you of accepting or declining our offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with this offer, at the address set forth on the back cover of the enclosed Offer to Purchase. If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Very truly yours,

AIMCO PROPERTIES, L.P.